

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 22, 2018

Via E-mail
Ming Yang
Chief Financial Officer
Daqo New Energy Corp.
666 Longdu Avenue
Wanzhou, Chongqing F4 404000
The People's Republic of China

> **Re:** **Daqo New Energy Corp.**
> **Registration Statement on Form F-3**
> **Filed March 19, 2018**
> **File No. 333-223754**

Dear Mr. Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP